UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Helix Acquisition Corp. II

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G4444H 101

(CUSIP Number)

Helix Holdings II LLC

C/O Cormorant Asset Management, LP

200 Clarendon Street, 52nd Floor

Boston, MA 02116

+1 (857) 702-037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4444H 101

1	Names of reporting persons Helix Holdings II LLC
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 5,019,000(1)
	9	Sole dispositive voting power
	10	Shared dispositive power 5,019,000(1)

11	Aggregate amount beneficially owned by each reporting person 5,019,000 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 21.4%(2)
14	Type of reporting person* OO

CUSIP No. G4444H 101

1	Names of reporting persons Cormorant Private Healthcare Fund III, LP
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,427,040(3)
	9	Sole dispositive voting power
	10	Shared dispositive power 1,427,040(3)

11	Aggregate amount beneficially owned by each reporting person 1,427,040
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 7.5%(2)
14	Type of reporting person* PN

CUSIP No. G4444H 101

1	Names of reporting persons Cormorant Private Healthcare GP III, LLC
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,427,040(3)
	9	Sole dispositive voting power
	10	Shared dispositive power 1,427,040(3)

11	Aggregate amount beneficially owned by each reporting person 1,427,040(3)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 7.5%(2)
14	Type of reporting person* OO

CUSIP No. G4444H 101

1	Names of reporting persons Bihua Chen
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 7,419,000(4)(5)
	9	Sole dispositive voting power
	10	Shared dispositive power 7,419,000(4)(5)

11	Aggregate amount beneficially owned by each reporting person 7,419,000(4)(5)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 31.7%(2)
14	Type of reporting person* HC, IN

(1)	Helix Holdings II LLC (the “Sponsor”) holds (i) 4,510,000 Class B ordinary shares, $0.0001 par value (the “Class B ordinary shares”), of Helix Acquisition Corp. II (“Issuer”), which are convertible into the Issuer’s Class A ordinary shares, $0.0001 par value (the “Class A ordinary shares”), on a one-for-one basis, at the time of the Issuer’s initial business combination or earlier at the option of the holder, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, as more fully described under the heading “Description of Securities--Founder Shares and Private Placement Shares” in the Issuer’s prospectus (File No. 333-276591) (the “Prospectus”) and (ii) 509,000 Class A ordinary shares (“Private Placement Shares”) acquired pursuant to a Private Placement Class A Ordinary Shares Purchase Agreement by and between the Sponsor and the Issuer dated February 8, 2024.
(2)	Based on an aggregate of (i) 18,400,000 Class A ordinary shares outstanding issued in the Issuer’s initial public offering and (ii) 509,000 Private Placement Shares, each as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on February 14, 2024 (File No. 001-41955) (the “Form 8-K”). In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all Class A ordinary shares issuable upon the conversion of Class B ordinary shares held by such person or entity were deemed outstanding if such securities are currently exercisable, or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(3)	Cormorant Private Healthcare Fund III, LP (“Fund III”) is the holder of 1,427,040 Class A ordinary shares. Cormorant Private Healthcare GP III, LLC serves as the general partner of the Fund III. Bihua Chen serves as the managing member Cormorant Private Healthcare GP III, LLC.
(4)	Includes (i) 4,510,000 Class B ordinary shares held by the Sponsor, (ii) 509,000 Private Placement Shares held by the Sponsor, (iii) 1,427,040 Class A ordinary shares held by Fund III, (vi) 903,600 Class A ordinary shares held by Cormorant Private Healthcare Fund V, LP, a Delaware limited partnership (“Fund V”) and (v) 69,360 Class A ordinary shares held by Cormorant Global Healthcare Master Fund, LP. a Cayman Islands limited partnership (“Master Fund”).
(5)	Fund III, Fund V and Master Fund are the members of the Sponsor and each holds 1,427,040, 903,600 and 69,360 Class A ordinary shares, respectively. Bihua Chen is the manager of the Sponsor. Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP III, LLC and Cormorant Private Healthcare GP V, LLC serve as the general partners of the Master Fund, Fund III and Fund V, respectively. Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP III, LLC and Cormorant Private Healthcare GP V, LLC. Accordingly, Ms. Chen has voting and investment discretion with respect to the ordinary shares held by the Sponsor and each of Fund III, Fund V and Master Fund. Ms. Chen disclaims any beneficial ownership of the securities held by the Sponsor and each of Fund III, Fund V and Master Fund other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

CUSIP No. G4444H 101

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of Helix Acquisition Corp. II, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at C/O Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

Item 2. Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Helix Holdings II LLC (“Sponsor”);

Cormorant Private Healthcare Fund III, LP (“Fund III”);

Cormorant Private Healthcare GP III, LLC (“GP III”); and

Bihua Chen.

Sponsor is a limited liability company formed under the laws of the Cayman Islands. Fund III is a limited partnership organized under the laws of the State of Delaware. GP III is a limited liability company organized under the laws of the State of Delaware. Bihua Chen is citizen of the United States. The address for the principal business office of each Reporting Person is C/O Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

The principal occupation of Ms. Chen is Chief Executive Officer and Chairperson of the Board of the Issuer. The principal business of the Sponsor is investing and holding the securities of the Issuer. The principal business of Fund III and GP III are investing in securities.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The aggregate purchase price for the Private Placement Shares (as defined below) was $5,090,000. The aggregate purchase for the Insider Public Shares (as defined below) was $24,000,000. In each case, the source of these funds was the working capital of the members of the Sponsor.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Founder Shares

On June 19, 2021, the Sponsor paid $25,000 to cover certain of Issuer’s offering and formation costs in exchange for 2,875,000 Class B ordinary shares, par value $0.0001 per share of the Issuer (the “Class B ordinary shares” or the “Founder Shares”). On November 29, 2023, the Sponsor transferred 30,000 Founder Shares to each of the Issuer’s nominated independent directors, Mark McKenna and John Schmid, and to Issuer’s advisor, Andrew Phillips. On February 1, 2024 and February 8, 2024, Issuer effected a share capitalization with respect to the Company’s Class B ordinary shares of 1,437,500 and 287,500 Founder Shares, resulting in the Sponsor holding an aggregate of 4,510,000 Founder Shares. The Founder Shares included an aggregate of up to 600,000 Class B ordinary shares that were subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) was not exercised in full, so that the Sponsor would own, on an as-converted basis, approximately 20% of the Issuer’s issued and outstanding shares after the IPO (excluding any public shares purchased by the Sponsor in the IPO and excluding the Private Placement Shares). On February 8, 2024, the underwriter of the IPO exercised its over-allotment option in full and, accordingly, the Founder Shares are no longer subject to forfeiture. The Founder Shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) and may be converted at any time prior to the Business Combination, at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Private Placement Shares

Simultaneously with the closing of the IPO, on February 13, 2024, pursuant to a Private Placement Class A Ordinary Shares Purchase Agreement (the “Private Placement Shares Purchase Agreement”), the Issuer completed the private sale of 509,000 Class A ordinary shares (the “Private Placement Shares”) at a purchase price of $10.00 per Private Placement Share, to the Sponsor, generating gross proceeds to the Issuer of $5,090,000. The Private Placement Shares are identical to the Class A ordinary shares sold in the IPO, except that, so long as they are held by the Sponsor and its permitted transferees: (i) they may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of a Business Combination, (ii) they are entitled to registration rights and (iii) they may not be submitted for redemptions and are not entitled to redemption rights in connection with the completion of a Business Combination or an earlier redemption in connection with shareholder votes to amend the Issuer’s amended and restated memorandum and articles of association (the “charter”). For additional information, please see “Letter Agreement” below in this section.

The foregoing description of the Private Placement Shares Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Insider Public Shares

Fund III, Cormorant Private Healthcare Fund V, LP, a Delaware limited partnership (“Fund V”), and Cormorant Global Healthcare Master Fund LP, a Cayman Islands limited partnership (“Master Fund”, and together with Fund III and Fund V, the “Cormorant Funds”) participated in the Issuer’s IPO, which closed on February 13, 2024, and acquired 1,427,040, 903,600 and 69,360 Class A ordinary shares, respectively at $10.00 per share (each and collectively, the “Insider Public Shares”). For additional information regarding the redemption, voting and transfer restrictions to the Insider Public Shares, please see “Letter Agreement” below in this section.

Letter Agreement

Sponsor, the Issuer’s officers, directors and advisor, including Bihua Chen, and the Issuer entered into a letter agreement dated February 8, 2024 (the “Letter Agreement”), pursuant to which they agreed to certain voting, lock-up, and redemption rights provisions described in more detail below.

Redemption Rights Waiver

Pursuant to the Letter Agreement, Sponsor and Ms. Chen have agreed to (i) waive their redemption rights with respect to their Founder Shares, Private Placement Shares, Insider Public Shares and any other public shares they may acquire during or after the IPO in connection with the completion of the Business Combination, (ii) waive their redemption rights with respect to their Founder Shares, Private Placement Shares, Insider Public Shares and any public shares they may acquire during or after the IPO in connection with a shareholder vote to approve an amendment to the charter (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Issuer’s public shares if the Issuer does not complete the Business Combination within the Issuer’s completion window or (B)  with respect to any other material provisions relating to shareholders’ rights or pre-Business Combination activity, (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Private Placement Shares if the Issuer fails to complete the Business Combination within the Issuer’s completion window, although Sponsor and Ms. Chen will be entitled to liquidating distributions from the trust account with respect to the Insider Public Shares or any public shares they hold if the Issuer fails to complete the Business Combination within the prescribed time frame and to liquidating distributions from assets outside the trust account, and (iv) not sell any of the Founder Shares, Private Placement Shares, the Insider Public Shares or any public shares owned by them to the Issuer in the tender offer undertaken by the Issuer if the Company seeks to consummate a Business Combination by engaging in a tender offer.

Voting Agreement

Further, pursuant to the Letter Agreement, Sponsor and Ms. Chen have agreed to vote any of their Founder Shares, Private Placement Shares, Insider Public Shares, as applicable or any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of a Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if it is approved by an ordinary resolution under Cayman Islands law, which requires the affirmative vote of at least a majority of the votes cast by the shareholders of the issued shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of the Issuer.

Lock-up Agreement

Further, pursuant to the Letter Agreement, Sponsor and Ms. Chen have agreed that the Founder Shares are not transferable except to certain permitted transferees until the earlier of (A) one year after the completion of the Issuer’s Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s Business Combination or (y) the date on which the Issuer consummates a transaction which results in all of its public shareholders having the right to exchange their Class A ordinary shares for cash, securities, or other property. The Sponsor and Ms. Chen have also agreed that the Private Placement Shares are not transferrable except to certain permitted transferees until 30 days after the completion of a Business Combination. Additionally, the Sponsor and Ms. Chen have agreed that they will not, without the prior consent of the IPO underwriter, transfer, enter into an arrangement to transfer or publicly announce an intent to transfer the Founder Shares, Private Placement Shares, Insider Public Shares, or any public shares they hold, except to certain permitted transferees, commencing on the effective date of the underwriting agreement entered in connection with the IPO and ending 180 days after such date.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Private Placement Shares, any ordinary shares held or acquired by the Sponsor prior to the consummation of the Business Combination, and any securities that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Administrative Services Agreement

Sponsor and the Issuer entered into an Administrative Services and Indemnification Agreement dated February 8, 2024 (the “Administrative Services Agreement”), pursuant to which the Issuer agreed to pay Sponsor $6,458 per month for office space, utilities, administrative services and remote support services provided to members of the Issuer’s management team. The Issuer will cease paying these monthly fees upon completion of a Business Combination or Issuer’s liquidation. Additionally, the Issuer will indemnify the Sponsor, members and managers and representatives of the Sponsor, including Ms. Chen (collectively, “Sponsor Indemnitees”) from any claims arising out of or relating to the IPO or the Issuer’s operations or conduct of the Issuer’s business or any claim against any Sponsor Indemnitees alleging any expressed or implied management or endorsement by Sponsor Indemnitees of any of the Issuer’s activities or any express or implied association between Sponsor Indemnitees, on the one hand, and the Issuer or any of its other affiliates, on the other hand. The Administrative Services Agreement provides that the Sponsor Indemnitees cannot access or seek recourse against the funds held in the Issuer’s trust account established for the benefit of the Issuer’s public shareholders.

Indemnification Agreement

Bihua Chen and Issuer entered into an Indemnification Agreement dated February 8, 2024 (the “Indemnification Agreement”), pursuant to which the Issuer will indemnify Ms. Chen, who serves as a director and an officer of the Issuer, to the fullest extent permitted by applicable law, providing that Ms. Chen has agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever.

Promissory Note

On June 19, 2021, as amended in October 2023, the Issuer issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Issuer may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2024 or (ii) the completion of the IPO. As of the closing of the IPO, the Issuer had $70,095 outstanding under the Promissory Note, which is due on demand.

Related Party Loans

In order to finance transaction costs in connection with an intended Business Combination, Reporting Persons may, but are not obligated to, loan the Issuer funds as may be required on a non-interest basis. If the Issuer completes a Business Combination, it would repay such loaned amounts. In the event that the Business Combination does not close, Issuer may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement shares of the post business combination entity at a price of $10.00 per share at the option of the lender.

Indication of Interest

The Cormorant Funds have also indicated an interest to purchase an aggregate of $35,000,000 of the Issuer’s Class A ordinary shares in a private placement that would occur concurrently with the consummation of the Business Combination. However, because indications of interest are not binding agreements or commitments to purchase, the Cormorant Funds may determine not to purchase any such shares, or to purchase fewer shares than they have indicated an interest in purchasing. The Issuer is not under any obligation to sell any such shares. Such investment would be made on terms and conditions determined at the time of the Business Combination.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, Ms. Chen is the Chief Executive Officer of the Issuer and is the chairperson of the board of directors of the Issuer. As such, Ms. Chen takes and will continue to take, an active role in the Issuer’s management and strategic direction, including activities of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D. In light of her responsibilities to the Issuer, Ms. Chen does not anticipate making any disclosures in connection with her participation in the transactions and activities of the Issuer separate and apart from relevant disclosures by the Issuer, unless otherwise required by Schedule 13D. The other Reporting Persons and their representatives to the Issuer’s board of directors may also engage in discussions with management, the Issuer’s board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.   Interest in Securities of the Issuer

(a) – (b)

The aggregate number and percentage of the Class A ordinary shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The percentages of the Class A ordinary shares held by the Sponsor and Bihua Chen reported herein are based on an aggregate of 22,910,000 Class A ordinary shares outstanding, which includes:  (i) 18,400,000 Class A ordinary shares outstanding issued in the Issuer’s IPO, (ii) 509,000 Private Placement Shares, each as reported in the Issuer’s Current Report on Form 8-K filed on February 14, 2024, and  (iii) 4,510,000 Class A ordinary shares issuable upon conversion of the Founder Shares. The percentage of the Class A ordinary shares held by Fund III herein is based on an aggregate of (i) 18,400,000 Class A ordinary shares outstanding issued in the Issuer’s IPO, and (ii) 509,000 Private Placement Shares, each as reported in the Issuer’s Current Report on Form 8-K filed on February 14, 2024.

(c) The Reporting Persons have not effected any transactions in the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 3 and Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) None.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the contracts, arrangements, understandings and relationships among the Reporting Persons with respect to Class A ordinary shares and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated February 8, 2024, among Helix Acquisition Corp. II, Helix Holdings II LLC and each of the officers and directors of Helix Acquisition Corp. II. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed February 14, 2024).
3	Registration Rights Agreement, dated February 8, 2024, among the Helix Acquisition Corp. II, Helix Holdings II LLC and the holders signatory thereto (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed February 14, 2024).
4	Private Placement Class A Ordinary Shares Purchase Agreement, dated February 8, 2024, between Helix Acquisition Corp. II and Helix Holdings II LLC. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed February 14, 2024).
5	Administrative Services and Indemnification Agreement, dated February 8, 2024, between Helix Acquisition Corp. II and Helix Holdings II LLC. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed February 14, 2024).
6	Indemnification Agreement, dated February 8, 2024, between Helix Acquisition Corp. II and Bihua Chen.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 20, 2024

Helix Holdings II LLC

By:	/s/ Bihua Chen
Bihua Chen, Managing Member of Helix Holdings II LLC

Cormorant Private Healthcare Fund III, LP

By:	Cormorant Private Healthcare GP III, LLC
its General Partner

By:	/s/ Bihua Chen
Bihua Chen, Managing Member of Cormorant Private Healthcare GP III, LLC

Cormorant Private Healthcare GP III, LLC

By:	/s/ Bihua Chen
Bihua Chen, Managing Member of Cormorant Private Healthcare GP III, LLC

BIHUA CHEN

/s/ Bihua Chen